SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

CINJET INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

17248P 100

 (CUSIP Number)

Cynthia Grisham

1260 California Avenue, B#116

Sand City, CA  93955-3172

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

April 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17248P 100

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Cynthia Grisham

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	7,500,000
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	7,500,000
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

Ms. Grisham owns a total of 7,500,000 common shares of Cinjet, Inc.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      .

(13)

Percent of Class Represented by Amount in Row (11):

69.59%

(14)

Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Cinjet, Inc.

1260 California Avenue, B#116

Sand City, CA  93955-3172

Item 2.

Identity and Background.

(a)

Name of person filing:

Cynthia Grisham

(b)

Residence or Business Address:

1260 California Avenue, B#116

Sand City, CA 93955-3172

(c)

Principal occupation:

Administrative assistant

(d)

Criminal proceedings:

During the last five years, Ms Grisham has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Ms. Grisham has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

Ms. Grisham paid approximately $5,000 to purchase 7,500,000 shares of stock of the Company.

Item 4.

Purpose of the Transaction.

Ms. Grisham does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)

Cynthia Grisham owns 7,500,000 shares of common stock of the Company.

(b)

Cynthia Grisham has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in her own name.

(c)

N/A

(d)

N/A

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2009	/s/ Cynthia Grisham
Cynthia Grisham

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